

June 4, 2021

Peter Cuneo
Executive Chairman
CIIG Capital Partners II, Inc.
40 West 57th Street
29th Floor
New York, New York 10019

> **Re: CIIG Capital Partners II, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed May 25, 2021**
> **File No. 333-254078**

Dear Mr. Cuneo:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment 2 to Form S-1 Filed May 25, 2021

Note 7 - Stockholder's Equity
Warrants, page F-15

1. We note from your disclosure that it appears you plan to account for the private placement warrants that will be issued in a private placement that will close simultaneously with the closing of the public offering as equity instruments. Please address the following:
    - Provide us with your analysis under ASC 815-40 to support your proposed accounting treatment for the private placement warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those

           provisions in accordance with the guidance in ASC 815-40.

- Explain in further detail how the transfer restrictions in Section 2.6 of the warrant agreement, filed as exhibit 4.4, operate. For example, are the transfer restrictions only in effect until 30 days after the completion of an initial business combination, such that after that point the private placement and working capital warrants can be transferred to any party? Do any of the terms of the private placement warrants change if they are transferred to any non-permitted transferees after that date?

      You may contact Eric McPhee at 202-551-3693 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Mary Beth Breslin at 202-551-3625 with any other questions.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Real Estate & Construction

cc: Stuart Neuhauser